Exhibit 8.01

Our subsidiaries, each of which is incorporated under the laws of the Federative Republic of Brazil, are listed below:

●	Imobiliária Araucária Ltda.

●	Imobiliária Cajueiro Ltda.

●	Imobiliária Ceibo Ltda.

●	Imobiliária Cremaq Ltda.

●	Imobiliária Engenho de Maracaju Ltda.

●	Imobiliária Flamboyant Ltda.

●	Imobiliária Mogno Ltda.

●	Jaborandi Agrícola Ltda.

●	Imobiliária Jaborandi Ltda.

●	Imobiliária Ipê Ltda.

●	Palmeiras S.A.

●	Morotí S.A.